

GLS GLOBAL ASSETS LTD.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO



03024224

April 22, 2003

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.



GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

eSTOREBUILDER

GLS ALLIANCE WITH MONERIS SOLUTIONS LETS ANYONE OPEN AN ONLINE BUSINESS

VICTORIA, BC (April 22, 2003) – Anyone who has ever wanted to start an online business but was put off by the high cost of web developers and programmers can now set up a business website quickly, easily and affordably thanks to an innovative new product called eStorebuilder.

Developed by Victoria-based GLS Global Assets Ltd, eStorebuilder gives merchants and individuals the tools to build a website and establish an online ecommerce presence without the need for a programmer. Thanks to a new alliance with Moneris Solutions, one of North America's largest electronic transaction processors, merchants and individuals will also have the ability to obtain a merchant account and accept secure credit cards payments online.

"By putting your business on the web, you're effectively making the world your storefront," said S. Cedric Steele, president, GLS Global Assets Ltd. "Millions of potential new customers can now choose from thousands of your products 24 hours a day.

"EStorebuilder is not only easy to set-up but, more importantly, thanks to our partnership with Moneris Solutions, and their over 30 years of experience as one of the nation's most trusted electronic transaction processors, it's also safe and secure because they bridge the gap between merchant, merchant account and internet service provider with all the necessary security safeguards."

Moneris Solutions, (www.monerischargeit.com), also enables online businesses to accept all major credit cards, including MasterCard®, Visa®, AMEX®, Discover®, Diners®, or JCB®.

"Many merchants are looking to experience the revenue benefits of establishing an online presence," said Pat Albright, vice president of sales and marketing at Moneris Solutions, U.S. Group. "We are pleased to be collaborating with GLS Global to deliver the merchant account services to accompany their eStorebuilder product. Together we are responding to the industry demand for a simple solution to help merchants launch an online business or expand their existing business."

EStorebuilder is available for purchase immediately, retailing for $249.00 online at www.glsglobal.com for Canadian purchasers and www.b2bcommerceinc.com for United States purchasers, and will be available at retail outlets shortly. Championed as "eCommerce in a box", each eStorebuilder box comes with a CD, a quick start manual and an interactive audiovisual presentation to assist the business owner in creating their online business.

Moneris Solutions (www.monerischargeit.com) delivers advanced payment card processing capabilities through point-of-sale hardware, payment processing software, e-commerce solutions and a gift and loyalty program. Moneris also provides transaction processing services nationwide through numerous agent banks and serves the small to medium-sized business market through direct sales and strategic partnerships. A joint investment of the Royal Bank of Canada and the Bank of Montreal, which have assets in excess of $700 billion, Moneris Solutions serves more than 330,000 North American merchant locations and has a staff of over 1,100 employees. U.S. headquarters are located outside of Chicago, IL.

GLS Global Assets Ltd. is an innovative software solutions developer, providing applications targeted toward giving business the ability to take advantage of the constantly changing opportunities provided by the internet. GLS Global Assets Ltd. is a publicly traded company, trading on the TSX-Venture Exchange under the symbol 'GLO'. For more information visit www.glsglobal.com.

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Contact: S. Cedric Steele
President, GLS Global Assets Ltd.
(250) 388-6258

Marcie Cheney for Moneris Solutions
(202) 296-2002 x103
mcheney@environics-usa.com



NEWS RELEASE
#03-120

FOR IMMEDIATE RELEASE
12G Exemption 82-1644



GLS GLOBAL ASSETS LTD.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

February 26, 2003

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.



GLS GLOBAL ASSETS LTD.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

NEWS RELEASE
RELEASE
#03-119

FOR IMMEDIATE

February 26, 203
12G Exemption 82-1644

CREATE A BUSINESS ON-LINE FOR $249

GLS Global Assets Ltd. (GLO-TSX Venture) announced today that it has completed the development of eStorebuilder 5.0 in a box, an ecommerce solution that can be purchased off the shelf for just $249.00. This one time purchase, will provide businesses with the software and supporting materials to allow them to set up and manage a website with an unlimited number of products which can be displayed in either a cataloguing system or offer the products for sale via email or through credit cards anywhere in North America. The product will be introduced for distribution and other channels by March 2003.

Cedric Steele, President of GLS Global Assets Ltd. noted, "This product is the culmination of four years of technology development with an expenditure of approximately $6 million. We have significant plans to mass market this unique product throughout Canada and the United States."

The company announced the quarterly results for the period ending December 31, 2002. The net loss for the period was $60,376.00 or 0.004 cents per share. The company will now enter a new phase as product development is now complete and marketing will commence.

The product and background may be viewed on www.glsglobal.com. Further information may be received by calling 1-800-808-1603.

Respectfully submitted on behalf of the Board.



S. Cedric Steele, President

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THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS REPORT.



GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

May 15, 2003

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.



GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

NEWS RELEASE

FOR IMMEDIATE RELEASE
May 15, 2003

#03-121
12G Exemption 82-1644

GLS Global Assets Ltd.
Quarterly Results March 2003

Victoria, BC – (May 15, 2003) S. Cedric Steele, President of Global Assets Ltd., reported that the company launched it's new product eStorebuilder 5.0 during March 2003. Good media coverage was received from radio and television. The company has started selling the product during this period and advance orders have been received. The company intends to obtain wide distribution for the product through a major mass merchandiser and to that end a company representative is visiting some of these merchandisers in the United States. The net loss of the company for the period ending March 31 was $ 81,815.00, which is substantially less that the comparable quarter the previous year of $ 268,141.00. The company expects that these losses will be reduced substantially as product sales are concluded.

Respectfully submitted on behalf of the board,

S. Cedric Steele, President

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